Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2017

NEWS RELEASE

Financial Highlights

	4Q 2017 GAAP	4Q 2017 Non-GAAP
• Net sales	$136.2 million (+7% Q/Q, -6% Y/Y)	$136.2 million (+7% Q/Q, -6% Y/Y)
• Gross margin	46.5%	46.6%
• Operating margin	10.0%	24.1%
• Earnings per diluted ADS	$0.27	$0.79

	Full Year 2017 GAAP	Full Year 2017 Non-GAAP
• Net sales	$523.4 million (-6% Y/Y)	$523.4 million (-6% Y/Y)
• Gross margin	48.0%	48.0%
• Operating margin	18.2%	23.6%
• Earnings per diluted ADS	$2.09	$2.81

Business Highlights

•	Embedded Storage[1] sales increased approximately 10% Q/Q and accounted for about 80% of total sales, similar to the previous quarter

•	Client SSD controller sales increased over 15% Q/Q

•	eMMC controller sales remained stable Q/Q

•	SSD solutions sales increased over 15% Q/Q

•	Began shipping our SATA3 SSD controller for Micron’s Crucial MX500 SSD and our 2nd generation PCIe NVMe controller for Intel’s 760p SSD

•	Delivered pre-production samples of our Open-Channel NVMe SSD controller to hyperscale data center customer

TAIPEI, Taiwan and MILPITAS, Calif., February 7, 2018 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2017. For the fourth quarter, net sales increased 7% sequentially to $136.2

[1]	Embedded Storage comprises primarily eMMC and client SSD controllers and data center and industrial SSD solutions.

million from $127.2 million in the third quarter. Net income (GAAP) decreased to $9.9 million or $0.27 per diluted ADS (GAAP) from a net income (GAAP) of $17.6 million or $0.49 per diluted ADS (GAAP) in the third quarter.

For the fourth quarter, net income (non-GAAP) increased to $28.4 million or $0.79 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $20.3 million or $0.57 per diluted ADS (non-GAAP) in the third quarter.

Fourth Quarter 2017 Review

“This quarter, NAND flash industry supply continued to improve and prices continued to soften,” said Wallace Kou, President and CEO of Silicon Motion. “Our SSD controller sales to our NAND flash partners rebounded, SSD solutions sales, specifically to our diversified Ferri OEM customers exceeded expectations, and our eMMC controller sales were stable sequentially.”

Sales

(in millions, except percentages)	4Q 2017		3Q 2017		4Q 2016
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$125.3	92%	$117.3	92%	$130.3	90%
Q/Q	+7%		-4%		-11%
Y/Y	-4%		-20%		+49%
Mobile Communications**	$9.4	7%	$8.7	7%	$12.5	9%
Others	$1.5	1%	$1.3	1%	$1.4	1%
Total revenue	$136.2	100%	$127.2	100%	$144.2	100%
Q/Q	+7%		-4%		-9%
Y/Y	-6%		-20%		+47%

*	Mobile Storage products include Embedded Storage products (eMMC and client SSD controllers and data center and industrial SSD solutions) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2017	3Q 2017	4Q 2016	4Q 2017	3Q 2017	4Q 2016
Revenue	$136.2	$127.2	$144.2	$136.2	$127.2	$144.2
Gross profit	$63.3	$58.5	$72.1	$63.5	$58.5	$72.3
Percent of revenue	46.5%	46.0%	50.0%	46.6%	46.0%	50.2%
Operating expenses	$49.7	$36.9	$37.3	$30.6	$33.1	$28.5
Operating income	$13.6	$21.6	$34.9	$32.9	$25.4	$43.8
Percent of revenue	10.0%	17.0%	24.2%	24.1%	20.0%	30.4%
Earnings per diluted ADS	$0.27	$0.49	$0.73	$0.79	$0.57	$0.95

Other Financial Information

(in millions)	4Q 2017	3Q 2017	4Q 2016
Cash and cash equivalents, and short-term investments	$366.4	$332.8	$277.8
Bank loans	$25.0	—	$25.0
Capital expenditures	$3.5	$3.0	$2.5
Dividend payments	$10.7	$7.1	$7.1
Loan repayments	—	$25.0	$10.0

During the fourth quarter, we had $3.2 million of capital expenditures for the routine purchase of software and design tools.

Our fourth quarter cash flows were as follows:

3 months ended Dec. 31, 2017
(In $ millions)
Net income (GAAP)	9.9
Depreciation & amortization	3.8
Impairment loss of goodwill	10.3
Gain from disposal of other assets	(1.9)
Changes in operating assets and liabilities	(9.8)
Others	7.4

Net cash provided by operating activities	19.7

Acquisition of property and equipment	(3.5)

Net cash used in investing activities	(3.5)

Dividend	(10.7)
Loans	25.0

Net cash provided in financing activities	14.3

Effects of changes in foreign currency exchange rates on cash	1.3

Net increase in cash, cash equivalents and restricted cash	31.8

Returning Value to Shareholders

On October 24, 2017, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On November 23, 2017, we paid $10.7 million to shareholders as the first installment of our annual dividend.

On August 1, 2017, the Company announced that its Board of Directors had authorized a new program for the Company to repurchase up to $200 million of its ADS over a 12 month period. In the fourth quarter, the Company did not repurchase any of its ADS.

Business Outlook

“This year, we believe that we will benefit from better industry dynamics. As NAND industry supply continues to increase, we expect both NAND cost and prices will fall further,” said Wallace Kou, President and CEO of Silicon Motion. “Our NAND partners are placing more emphasis on their client SSDs because of strong interest by PC and other OEMs in increasing adoption of SSDs, which is highly dependent on how quickly NAND prices fall. We believe NAND prices will fall quickly, but do not have good visibility on this, so our revenue guidance assumes SSD demand based solely on today’s NAND prices. We will revise our guidance when there is better clarity on market trends. In Q1, we believe that growth of SSD and eMMC controller sales should be more than offset by seasonal decline of our SSD solutions.”

For the first quarter of 2018, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$127m to $132m -7% to -3% Q/Q -1% to +4% Y/Y	—	$127m to $132m -7% to -3% Q/Q -1% to +4% Y/Y
Gross margin	46.4% to 48.4%	Approximately $0.1m*	46.5% to 48.5%
Operating margin	17.8% to 20.0%	Approximately $3.9m to 4.0m**	21.0% to 23.0%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $0.7 million of amortization of intangible assets, and $3.2 million to $3.3 million of stock-based compensation.

For the full-year 2018, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$550m to $576m +5% to +10% Y/Y	—	$550m to $576m +5% to +10% Y/Y
Gross margin	46.9% to 48.9%	Approximately $0.5m*	47.0% to 49.0%
Operating margin	19.4% to 21.9%	Approximately $17.8m to19.8m**	23.0% to 25.0%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $2.8 million of amortization of intangible assets, and $15 million to $17 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 7, 2018.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 5679806

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 5679806

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Impairment of goodwill evaluates the recoverability of goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments, which were made before 2007, to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excluding losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2016 ($)	Sep. 30, 2017 ($)	Dec. 31, 2017 ($)
Net Sales	144,198	127,216	136,165

Cost of sales	72,080	68,746	72,878

Gross profit	72,118	58,470	63,287
Operating expenses
Research & development	26,038	25,293	27,946
Sales & marketing	5,651	7,157	7,364
General & administrative	5,048	3,917	5,046
Amortization of intangibles assets	526	526	878
Impairment loss of goodwill	—	—	10,337
Gain from disposal of other assets	—	—	(1,880)

Operating income	34,855	21,577	13,596
Non-operating income (expense)

Interest income, net	623	993	1,135
Foreign exchange gain (loss), net	112	701	(447)
Impairment of long-term investments	(13)	—	(120)
Others, net	(4)	32	70

Subtotal	718	1,726	638

Income before income tax	35,573	23,303	14,234
Income tax expense	9,416	5,709	4,338

Net income	26,157	17,594	9,896

Earnings per basic ADS	$0.74	$0.49	$0.28
Earnings per diluted ADS	$0.73	$0.49	$0.27

Margin Analysis:
Gross margin	50.0%	46.0%	46.5%
Operating margin	24.2%	17.0%	10.0%
Net margin	18.1%	13.8%	7.3%

Additional Data:
Weighted avg. ADS equivalents[2]	35,324	35,766	35,785
Diluted ADS equivalents	35,623	35,828	36,005

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2016 ($)	Sep. 30, 2017 ($)	Dec. 31, 2017 ($)
Gross profit (GAAP)	72,118	58,470	63,287
Gross margin (GAAP)	50.0%	46.0%	46.5%
Stock-based compensation expense (A)	199	58	167
Gross profit (non-GAAP)	72,317	58,528	63,454
Gross margin (non-GAAP)	50.2%	46.0%	46.6%

Operating expenses (GAAP)	37,263	36,893	49,691
Stock-based compensation expense (A)	(8,228)	(3,263)	(7,887)
Amortization of intangible assets	(526)	(526)	(878)
Impairment loss of goodwill	—	—	(10,337)
Litigation expense	(2)	—	—
Operating expenses (non-GAAP)	28,507	33,104	30,589

Operating profit (GAAP)	34,855	21,577	13,596
Operating margin (GAAP)	24.2%	17.0%	10.0%
Total adjustments to operating profit	8,955	3,847	19,269
Operating profit (non-GAAP)	43,810	25,424	32,865
Operating margin (non-GAAP)	30.4%	20.0%	24.1%

Non-operating income (expense) (GAAP)	718	1,726	638
Foreign exchange loss (gain), net	(112)	(701)	447
Impairment of long-term investments	13	—	120
Non-operating income (expense) (non-GAAP)	619	1,025	1,205

Net income (GAAP)	26,157	17,594	9,896
Total pre-tax impact of non-GAAP adjustments	8,856	3,146	19,836
Income tax impact of non-GAAP adjustments	(1,147)	(393)	(1,320)
Net income (non-GAAP)	33,866	20,347	28,412

Earnings per diluted ADS (GAAP)	$0.73	$0.49	$0.27
Earnings per diluted ADS (non-GAAP)	$0.95	$0.57	$0.79

Shares used in computing earnings per diluted ADS (GAAP)	35,623	35,828	36,005
Non-GAAP Adjustments	201	129	169
Shares used in computing earnings per diluted ADS (non-GAAP)	35,824	35,957	36,174

(A) Excludes stock-based compensation as follows:
Cost of Sales	199	58	167
Research & development	5,076	1,960	5,131
Sales & marketing	1,476	767	1,194
General & administrative	1,676	536	1,562

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2016 ($)	Dec. 31, 2017 ($)
Net Sales	556,146	523,404
Cost of sales	281,541	272,210

Gross profit	274,605	251,194
Operating expenses
Research & development	92,405	102,053
Sales & marketing	25,765	25,868
General & administrative	17,072	16,933
Amortization of intangibles assets	2,103	2,456
Impairment loss of goodwill	—	10,337
Gain from disposal of other assets	—	(1,880)

Operating income	137,260	95,427

Non-operating expense (income)
Interest income, net	2,031	3,845
Foreign exchange gain (loss), net	(692)	(157)
Impairment of long-term investments	(13)	(120)
Others, net	44	84

Subtotal	1,370	3,652

Income before income tax	138,630	99,079
Income tax expense	27,690	24,046

Net income	110,940	75,033

Earnings per basic ADS	$3.15	$2.10
Earnings per diluted ADS	$3.12	$2.09

Margin Analysis:
Gross margin	49.4%	48.0%
Operating margin	24.7%	18.2%
Net margin	20.0%	14.3%

Additional Data:
Weighted avg. ADS equivalents	35,230	35,684
Diluted ADS equivalents	35,513	35,902

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2016 ($)	Dec. 31, 2017 ($)
Gross profit (GAAP)	274,605	251,194
Gross margin (GAAP)	49.4%	48.0%
Stock-based compensation expense(A)	400	293
Gross profit (non-GAAP)	275,005	251,487
Gross margin (non-GAAP)	49.4%	48.0%

Operating expenses (GAAP)	137,345	155,767
Stock-based compensation expense (A)	(16,964)	(15,200)
Amortization of intangible assets	(2,103)	(2,456)
Impairment loss of goodwill	—	(10,337)
Litigation expense	(52)	—
Operating expenses (non-GAAP)	118,226	127,774

Operating profit (GAAP)	137,260	95,427
Operating margin (GAAP)	24.7%	18.2%
Total adjustments to operating profit	19,519	28,286
Operating profit (non-GAAP)	156,779	123,713
Operating margin (non-GAAP)	28.2%	23.6%

Non-operating income (expense) (GAAP)	1,370	3,652
Foreign exchange loss (gain), net	692	157
Impairment of long-term investments	13	120
Non-operating income (expense) (non-GAAP)	2,075	3,929

Net income (GAAP)	110,940	75,033
Total pre-tax impact of non-GAAP adjustments	20,224	28,563
Income tax impact of non-GAAP adjustments	(1,171)	(2,306)
Net income (non-GAAP)	129,993	101,290

Earnings per diluted ADS (GAAP)	$3.12	$2.09
Earnings per diluted ADS (non-GAAP)	$3.64	$2.81

Shares used in computing earnings per diluted ADS (GAAP)	35,513	35,902
Non-GAAP Adjustments	155	107
Shares used in computing earnings per diluted ADS (non-GAAP)	35,668	36,009

(A) Excludes stock-based compensation as follows:
Cost of Sales	400	293
Research & development	10,529	9,255
Sales & marketing	3,122	3,166
General & administrative	3,313	2,779

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2016 ($)	Sep. 30, 2017 ($)	Dec. 31, 2017 ($)
Cash and cash equivalents	274,483	327,811	359,453
Short-term investments	3,302	4,984	6,941
Accounts receivable (net)	73,599	68,652	79,135
Inventories	71,887	78,594	94,186
Refundable deposits – current	44,393	19,542	19,515
Prepaid expenses and other current assets	9,236	11,204	9,567

Total current assets	476,900	510,787	568,797
Long-term investments	120	120	—
Property and equipment (net)	47,892	48,552	51,370
Goodwill and intangible assets (net)	73,883	77,691	66,471
Other assets	7,231	5,914	7,172

Total assets	606,026	643,064	693,810

Accounts payable	31,739	36,518	56,423
Loans	25,000	—	25,000
Income tax payable	20,271	22,360	11,492
Accrued expenses and other current liabilities	68,976	44,637	84,329

Total current liabilities	145,986	103,515	177,244
Other liabilities	17,277	22,313	22,436

Total liabilities	163,263	125,828	199,680
Shareholders’ equity	442,763	517,236	494,130

Total liabilities & shareholders’ equity	606,026	643,064	693,810

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected first quarter of 2018 and full year 2018 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2018 and full year 2018. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment of acquired businesses; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2017, as amended on May 2, 2017. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com